Monthly Report - October, 2022

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        6,970,843       27,268,547
Change in unrealized gain (loss) on open          (4,772,280)      (1,064,337)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury            (30,657)         (69,104)
      obligations
   Change in unrealized gain (loss) from U.S.        (21,424)        (753,199)
      Treasury obligations
Interest income (expense)       	              207,954          951,921
Foreign exchange gain (loss) on margin deposits      (10,664)         (83,090)
				                 ------------    -------------
Total: Income 				            2,343,772       26,250,738

Expenses:
   Brokerage commissions 		              377,978        3,545,396
   Management fee 			               45,914          416,967
   20.0% New Trading Profit Share 	               91,012          825,511
   Custody fees 		       	                  561           21,877
   Administrative expense 	       	              (7,858)          500,866
					         ------------    -------------
Total: Expenses 		                      507,607        5,310,617
Net Income(Loss)			   $        1,836,165       20,940,121
for October, 2022

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (79,155.605     $     3,093,696    113,039,033    116,132,729
units) at September 30, 2022
Addition of 		 	          6,895              0          6,895
5.429 units on October 1, 2022
Redemption of 		 	              0    (1,294,790)    (1,294,790)
(689.896) units on  October 31, 2022*
Net Income (Loss)               $        61,558      1,774,607      1,836,165
for October, 2022
         			   -------------   -------------   -----------


Net Asset Value at October 31, 2022
(78,502.637 units inclusive
of 31.499 additional units) 	      3,162,149    113,518,850    116,680,999
				  =============  ============= ==============


		GLOBAL MACRO TRUST October 2022 UPDATE
                      Year to Date     Net Asset
Series	  October ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    1.49% 	    20.12%  $  1,288.85	   61,160.813 $    78,827,081
Series 3    1.55% 	    20.64%  $  2,023.47	    9,569.422 $    19,363,420
Series 4    1.99% 	    26.02%  $  2,811.93	    4,129.908 $    11,612,997
Series 5    1.49% 	    19.78%  $  1,888.13	    3,642.494 $     6,877,501

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			      New York, NY   10036





			November 22, 2022
Dear Investor:

Global Macro Trust - Series 1 (the Trust) was up 1.49% for October. Year-to-date the Trust is up 20.12%. Gains from trading energy, metals, interest rate, and soft commodity futures, and currency forwards and futures, outweighed losses from stock index and grain futures.
Trading in livestock futures was flat.

Market prices were volatile in October, reflective of central bank policy actions and interpretations, geopolitical pressures, and governmental fiscal uncertainty and interventions. For the majority of the month, participants took a risk-off posture in response to: aggressive tightening of financial conditions by global central banks, led by the Federal Reserve, in order to bring under control unacceptably high inflation; the energy crisis and recession fears in Europe; slowing Chinese growth due to a slump in the property market and the country's COVID lockdowns;
the continuing conflict between Russia and Ukraine; and growing tensions between the U.S. and China. The rollout of a disastrous fiscal policy proposal by former U.K. Prime Minister Truss in late September added significantly to volatility of and upward pressure on global interest rates and reinforced the risk-off environment. Similarly, Xi Jinping's consolidation of power and reduced focus on the economy at the twice-a-decade Communist Party Congress held in early October added to risks of further decoupling between Beijing and the West, spurring global investors to accelerate a move out of the Renminbi and Chinese investments more broadly.

Late in October, however, there was abrupt swing in global financial markets encouraged by: the ouster of Truss and replacement by Prime
Minister Sunak, which calmed U.K. and ultimately global financial markets; significant interventions in FX markets by Japan and China, which prompted a sharp decline in the U.S. dollar; and renewed hope that the Federal Reserve and other central banks might be nearing the time when they could slow down, pause, or reverse their interest rate hiking cycles. All this combined to prompt significant profit-taking that, in turn, led to rising equity and bond prices and a declining dollar.

In commodities, energy prices were mixed, with crude, gasoline and heating oil rising while at the same time natural gas was falling.
Meanwhile agricultural commodities saw generally rising prices, with the exception of coffee and cotton, which fell sharply. Metals markets fell on average, including a sharp drop in zinc, and slightly better but still negative price action for gold, silver and copper. In this environment, long Brent crude, heating oil, WTI crude, gas oil and RBOB gasoline positions all generated gains. Soft commodities and metals were also profitable. Short positions in soybeans, corn and wheat were unprofitable.

While currencies were mixed in October, the general theme of the strength of the U.S. dollar, especially with respect to the other large-economy currencies, remained. The strategy's long U.S. dollar positions versus the yen, Swiss franc, pound and euro, and a short U.S. dollar trade versus the Mexican peso were the top profit contributors. On the other hand, long U.S. dollar trades against the New Zealand dollar, Norwegian krone, and Canadian dollar produced losses. Short U.S. dollar positions versus the Brazilian real and South African rand were also unprofitable.

Interest rates rose moderately on the month, on average, although the jump moderated particularly in the last week of the month, as rates reversed some of their earlier gains. The strategy's short positions in U.S, Eurodollar, Canadian and long-term U.K. interest rate futures were profitable, and were partially offset by losses on long positions in U.K. and Euro short-term notes and Japanese, French and Italian interest rate futures.

With some notable exceptions, including in Hong Kong and China, the majority of equity markets shot upwards in October, reflective of growing consensus that inflation may be peaking or, at least, may be coming under control. While the data is anything but clear, investors responded with a shift in sentiment and a move towards aggressive buying, especially in the last week of the month. For the strategy, generally short positioning led to losses. Top detractors were short positions in the German DAX, Euro Stoxx 50, MINI DJIA, MSCI EAFE and Italy's
MIB 30 Index. Losses were partially offset by gains from trading in the NASDAQ 100 and from short positions in Hong Kong, China, and the MSCI Emerging Market Index.



       Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman